WGT CONSULTANTS LTD.

410 - 455 Granville Street

Vancouver, British Columbia,

Canada, V6C 1T1

BIG BEAR RESOURCES INC.

804 - 1238 Melville Street

Vancouver, British Columbia

Canada, V6E 4N2

CONSENT OF GEOLOGICAL CONSULTANT

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Geological Report on the Big Bear Claim Group - Slocan

Mining Division is not available. Due to the weather in the Slocan area, exploration will only commence when the winter weather breaks, approximately mid June 2007.